------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 4 )


                            AmeriNet Group.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03073A103

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             G. Richard Chamberlin
                          1941 Southeast 51st Terrace
                                Ocala, FL 34471
                                 (352) 694-6714

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  November 1999

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4   Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.  294698105                 13D                   Page  2 of 4  Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     The Yankee Companies, Inc. 59-3532520

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                   WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Florida

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    1,318,792
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,318,792

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,318,792

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      12.7%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                       CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  294698105                  13D                   Page  3  of 4 Pages

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.
                                  Commom Stock
                          AmeriNet Group.com, Inc.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)  The Yankee Companies, Inc.

     (b)  902 Clint Moore Road, Suite 136; Boca Raton, Florida 33487

     (c) Company engaged in provision of diversified consulting to other corporations

     (d)  None

     (e)  None

     (f)  United States of America, Florida

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     Per the Yankees Consulting Agreement, Section 1.4 it is entitled to compensation from AmeriNet Group.com, Inc. equal to 10% of the compensation paid for each acquisition it arranges. Yankees arranged the acquisition of Wriwebs.com, Inc., a Florida corporation and also the acquisition of Trilogy International, Inc. a Florida corporation. Also Yankees purchased 310,000 shares from working capital of the reporting person.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a)  Not Applicable

     (b)  Not Applicable

     (c)  Not Applicable

     (d)  Not Applicable

     (e)  Not Applicable

     (f)  Not Applicable

     (g)  Not Applicable

     (h)  Not Applicable

     (i)  Not Applicable

     (j)  Not Applicable

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a)  1,318,792 12.7%

     (b)  Sole voting and dispositive power 1,318,792

     (c)  None

     (d)  Not Apllicable

     (e)  Not applicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.


--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      12/7/99
                                        ----------------------------------------
                                                         (Date)


                                            /s/ Leonard Miles Tucker
                                        ----------------------------------------
                                                       (Signature)


                                        President of The Yankee Companies, Inc.
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).